SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                           Trizec Properties, Inc.
             ________________________________________________________
                              (Name of Issuer)


                       Common Stock, $0.01 par value
              _______________________________________________________
                       (Title of Class and Securities)

                                 89687P107
              _______________________________________________________

                      (CUSIP Number of Class of Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))





CUSIP No. 89687P107                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.       I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      0 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                          0 shares (shared)
                                          0 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                       (Discretionary Accounts)
                                   :      0 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :      0 shares (Shared)
                                          0 shares (None)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________


CUSIP No. 89687P107						13G
_____________________________________________________________________________

(1)  NAMES OF REPORTING PERSONS
       Longleaf Partners Fund                  I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                        0 shares (shared)

                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :    0 shares (Shared)

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________





CUSIP No. 89687P107						13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      Longleaf Partners International Fund            I.D. No. 62-1749486
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :      None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                          0 shares (shared)

                                   __________________________________________
                                  :(7) SOLE DISPOSITIVE POWER

                                   :      None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :      0 shares (Shared)

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________














CUSIP No.  89687P107                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                        I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      None  (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Trizec Properties, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

            233 South Wacker Drive
            46th Floor
            Chicago, IL 60606


Item 2.

     (a). and (b). Names and Principal Business Addresses of Persons
          Filing:

      (1)         Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

      (2)	  Longleaf Partners Fund
                  Longleaf Partners International Fund
                  c/o Southeastern Asset Management, Inc.
                  6410 Poplar Avenue, Suite 900
                  Memphis, TN, 38119

      (3)	  Mr. O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                  Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund and Longleaf Partners International Fund are series of Longleaf Partners Funds Trust, a
	  Massachusetts business trust.

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common stock (the "Securities").

     (e). Cusip Number:  89687P107


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d.) Investment Company registered under Sec. 8 of the Investment
          Company Act - Longleaf Partners Fund and Longleaf
          Partners International Fund, seriew of Longeaf Partners
	  Funds Trust.


     (e.) Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

    (a). Amount Beneficially Owned: (At 11/30/04)

         0 shares

    (b). Percent of Class:

         0.0%

         Above percentage is based on 151,918,599 shares of common stock outstanding.

    (c). Number of shares as to which such person has:

    (i).  sole power to vote or to direct the vote:

          0 shares

    (ii). shared or no power to vote or to direct the vote:

          Shared - 0 shares.

          Securities owned by the following series of Longleaf
          Partners Funds Trust, an open-end management investment company registered under the Investment
          Company Act of 1940, as follows:

          Longleaf Partners Fund - 0

          Longleaf Partners International Fund - 0

          No Power to Vote - 0 shares.

   (iii). sole power to dispose or to direct the disposition of:

          0 shares

   (iv). shared or no power to dispose or to direct the disposition of:

          Shared - 0 shares

          Securities owned by the following series of Longleaf
          Partners Funds Trust, an open-end management investment company registered under the Investment
          Company Act of 1940, as follows:

          Longleaf Partners Fund - 0

          Longleaf Partners International Fund - 0

          No Power - 0 shares.


Item 5. Ownership of Five Percent or Less of a Class: The filing parties no longer own 5% of the Securities of the Issuer.


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: December 9, 2004
                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
			      _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
			      Longleaf Partners International Fund

                              By: Southeastern Asset Management, Inc.
                                 /s/ Andrew R. McCarroll
        		      ____________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


                      Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of December 9, 2004.

                                      Southeastern Asset Management, Inc.

                                      By  /s/ Andrew R. McCarroll
 				      ______________________________________________
                                      Andrew R. McCarroll
                                      Vice President and General Counsel

                                      Longleaf Partners Fund
      				      Longleaf Partners International Fund

                                      By: Southeastern Asset Management, Inc.
                                         /s/ Andrew R. McCarroll
 		 		      ______________________________________________
                                      Andrew R. McCarroll
                                      Vice President and General Counsel

                                      O. Mason Hawkins, Individually
                                        /s/ O. Mason Hawkins



1
TRZ13G3.doc
SCHEDULE 13G - Trizec Properties, Inc. ("Issuer")
Amendment No. 3
9
TRZ13G3.doc